WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail:  wmslaw@tampabay.rr.com

April 6, 2011

Dana Brown
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:  Moving Box, Inc.
Registration Statement on Form S-1
Amendment No. 4.
File No. 333-168738

Dear Mr. Brown:

We have filed on EDGAR the above Amendment No. 4.

We have attached a Response Table to this correspondence detailing our responses to the comments.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.

Comment Number	Explanation
1 .	Statement that Selling Stockholders may be deemed underwriters added as requested.
2 .
As now disclosed in the filing:

In order to clarify their respective rights and obligations, on March 21, 2011, Moving Box Entertainment, LLC, a North Carolina limited liability company (“MBE”); Garrett, LLC, its successors and assigns, a Kentucky limited liability company, Ian McKinnon, and Brad Miller, PO Box 487, Hamilton, Indiana 47642 (Garrett, LLC, Ian McKinnon, and Brad Miller collectively referred to as “Investors”), Andreas Wilckin, Jr. (“Wilcken”), Moving Box, Inc., a Delaware corporation (“Moving Box”) and Uptone Pictures, Inc. a North Carolina corporation (“UP”) [MBE, Investors, Wilckin, Moving Box and UP collectively referred to in this Agreement as the “Parties”] entered into a new Agreement among the Parties which provided the following:  [Disclosure set forth in the filing in all referenced places identified in this and related comments.]  …

Based upon the Agreement, MBE, Investors, Wilckin, Moving Box and UP are all related parties.

3 .	We have confirmed with EDGAR filing assistance that they have received the payment of the additional filing fee as requested. Appropriate change made on cover page of registration statement.
4 .
This comment is in part addressed through the new Agreement described in Response 2 above.  In addition, we have added the following disclosure in the filing in all referenced places identified in this and related comments:

Our independent auditor’s report expresses substantial doubt about our ability to continue as a going concern.  At February 28, 2011, we had $10,021.05 in cash in our bank account.  We anticipate our monthly burn rate for the next 12 months to be approximately $1,500 per month, primarily for the maximum estimated $15,000 of costs of going and staying public as described herein.  We also anticipate our subsidiary MBE will need an additional $30,000 to be paid to non-affiliated third parties and not to any of our Affiliates to finance the distribution of our Movie and related expensed during the next 12 months.  As we do not intend to release our Movie until after this registration statement has been declared effective and we have secured a qualification for quotation for our securities on the OTC Bulletin Board, which we believe will facilitate our ability to secure additional financing, the anticipated $30,000 of costs associated with distribution of the Movie will not be incurred until such date.

We hope that we will generate operating revenues or raise additional funds after our Movie has been released to finance all of the foregoing.  If we do no secure funds from such sources, Mr. Wilcken, Jr. has agreed as follows:

• In addition to amounts advanced under the Wilcken Note, Wilcken agrees to provide all funding for the Moving Box’s going and staying public in the U.S., including but not limited to legal, accounting, EDGAR, filing, corporate and other fees and expenses, if and when needed, regardless of whether or not our registration statement has been declared effective or we have secured a qualification for quotation of our securities on the OTC Bulletin Board.  With respect to funding of Moving Box’s or MBE’s other operational costs and expenses, including costs associated with distribution of the Movie,  Wilcken has agreed to provide all such funding if and when needed by Moving Box or MBE but only after Moving Box’s registration statement has been declared effective and its has secured a qualification for quotation for its securities on the OTC Bulletin Board.  There is no limit on the amount of Additional Funding which must be provided under the Agreement, and Wilcken agrees to provide all needed Additional Funding as described above.  Wilcken further represents that he has sufficient liquid assets to meet all of Additional Funding obligations under the Agreement.  [This Additional Funding Agreement is part of an overall Agreement among various parties with respect to the Movie dated March 21, 2011 as described in this registration statement.]

Further, as described below, the payment of costs to finance our business and of costs of becoming and staying a public company have been given priority over any other payments from Revenues generated by the Project, including those to Affiliates, pursuant to the Agreement between the Parties dated March 21, 2011.

5 .	See Comment Responses 2 and 4 above.
6 .	See Comment Responses 2 and 4 above.
7 .	See Comment Responses 2 and 4 above.
8 .
Disclosure updated as follows:  The Movie is now in post production and is being edited and posting together video images with sound, sound effects, music colorization, mastering and polishing of the Movie. The movie is slatted to be done by the end of March 2011.  We are on schedule and are in discussions with several distribution companies. We have a meeting in Los Angeles with Distribution company on April 12, 2011; however, we currently have no binding contracts, agreements or commitments with any distributors for the Movie.

9 .	Financial Summary revised to conform with new Agreement and Responses 2 and 4 above.
10 .	Financial Summary revised to conform with new Agreement and Responses 2 and 4 above.